Filed by Ritter Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ritter Pharmaceuticals, Inc. (SEC File No. 001-37428)

Commission File No. for the Related Registration Statement: 333-236235

Dear Ritter Pharmaceuticals, Inc. Stockholder,

You recently received proxy materials pertaining to certain matters related to Ritter Pharmaceuticals, Inc.’s (“Ritter”) proposed merger with Qualigen, Inc., including notice of our Special Meeting of Stockholders, details on the merger and a request for you to vote.

TO DATE YOUR PROXY VOTE HAS NOT BEEN RECEIVED

Our Board of Directors unanimously recommends that you vote “FOR” each of the Merger Proposals and we urge you to take ACTION and VOTE now. PLEASE NOTE: PROPOSAL NOS. 1 THROUGH 4 MUST EACH BE APPROVED FOR THE MERGER TO TAKE PLACE.

You are receiving this reminder email and request to vote because you held shares of Ritter as of the close of business on March 26, 2020, the record date for the Special Meeting. Our Special Meeting of Stockholders will be held virtually on May 14, 2020, at 9:00 a.m., Pacific Time. However, you can easily vote now, and we encourage you to do so.

	HOW TO VOTE NOW	WHAT DO I NEED TO VOTE ON?

●	ONLINE: Click the link in the email and follow the instructions to use your control number to vote your shares.

Each of Proposal items: 1, 2, 3 and 4 are conditioned upon each other. Therefore, the merger cannot be consummated without the approval of EACH of Proposal Nos. 1, 2, 3 and 4. Your failure to vote FOR EACH of the proposals, or your decision to abstain from voting, will have the same effect as a vote AGAINST the Merger Proposals, which will, collectively, have the effect of voting AGAINST the merger.

To better understand the merger and the proposals being considered and voted upon, please carefully read the entire joint proxy and consent solicitation statement/prospectus and other materials that can be found on our
website:www.ritterpharmaceuticals.com/investors/sec-filings-2

●	CALL: (866) 357-4029 to Vote NOW.

●	MAIL: Complete, sign and date the enclosed proxy card and mail it in the enclosed postage-paid envelope as soon as possible.

●	ASSISTANCE: If you have questions or require assistance in voting your proxy, please call our proxy solicitor Georgeson toll-free at (866) 357-4029 or email info@ritterpharma.com for assistance.

REASONS TO VOTE “FOR” THE MERGER PROPOSALS

●	The merged company will focus on the development of Qualigen’s nanotechnology therapies for the treatment of cancer and infectious diseases, while continuing to operate its revenue-generating diagnostic business.

●	Ritter shareholders will own 7.5% of the post-merger company and will receive Contingent Value Rights (CVRs), entitling them to a portion of the net proceeds from any potential monetization event involving all or any part of Ritter’s RP-G28 intellectual property or technology.

●	If the merger is not approved and consummated, it is likely that Ritter will be involuntarily delisted from Nasdaq and Ritter may be forced to dissolve and liquidate its assets.

HOW TO ATTEND THE SPECIAL MEETING?

Attend the Special Meeting of Ritter Stockholders virtually by visiting www.virtualshareholdermeeting.com/RTTR2020 on the date of the meeting. To be admitted to the virtual meeting, stockholders must enter the control number found on their proxy card or voting instruction form. Once admitted, stockholders will be able to vote their shares electronically and submit any questions during the meeting.

Sincerely,

Andrew J. Ritter

Chief Executive Officer

Ritter Pharmaceuticals, Inc.

Important Additional Information About the Proposed Merger

This communication is being made in respect of the proposed merger involving Ritter Pharmaceuticals, Inc. and Qualigen, Inc. Ritter filed a registration statement on Form S-4 (File No. 333-23635) with the SEC. The Registration Statement on Form S-4 was declared effective on April 9, 2020. The final joint proxy and consent solicitation statement/prospectus was filed with the SEC on April 9, 2020 and was first sent to the stockholders of Ritter and Qualigen on or about April 9, 2020. The final joint proxy and consent solicitation statement/prospectus contains important information about Ritter, Qualigen, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the final joint proxy and consent solicitation statement/prospectus and proxy card or voting instruction form by mail, stockholders will also be able to obtain the final joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about Ritter, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: Ritter Pharmaceuticals, Inc., 1880 Century Park East, Suite 1000, Los Angeles, CA 90067, Attention: Corporate Secretary.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Ritter Pharmaceuticals, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Ritter Pharmaceuticals in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger has been included in the joint proxy and consent solicitation statement/prospectus. Additional information about Ritter Pharmaceuticals’ directors and executive officers is included in Ritter Pharmaceuticals’ definitive proxy statement, filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Ritter Pharmaceuticals at the address above.